FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM ANNOUNCES APPOINTMENT OF ERIC L. SIEVERS, M.D. AS CHIEF MEDICAL OFFICER

Toronto, Canada - March 27, 2015 - Trillium Therapeutics Inc. ("Trillium") (NASDAQ: TRIL; TSX: TR), an immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that Eric L. Sievers, MD, has assumed the position of Chief Medical Officer. In this role, he will lead the company in evaluating and implementing clinical development strategies for advancement and approval of its clinical programs, with initial emphasis on the company's CD47 program.

Dr. Sievers brings more than 25 years' experience in the biotechnology industry and academia. His expertise spans across multiple cancer indications including acute myeloid leukemia, myelodysplastic syndromes, Hodgkin and non-Hodgkin lymphoma, melanoma, and renal cell carcinoma. He is an accomplished educator, guest speaker, and strategist, with deep understanding of trial design, experimental medicine, and both early and late stages of clinical development. Dr. Sievers most recently served as Senior Vice President, Clinical Development at Seattle Genetics, where he also held several other senior clinical leadership positions over the past nine years. Notably, during his tenure at Seattle Genetics he played a key role in the development and approval of ADCETRIS®. Dr. Sievers started his industry career as Medical Director at ZymoGenetics. Prior to joining the biotechnology industry, Dr. Sievers spent over a decade at the Fred Hutchinson Cancer Research Center practicing medicine in the areas of hematology and oncology. He received his Medical and Bachelor of Arts degrees from Brown University.

"Eric's breadth of clinical experience, coupled with his deep regulatory and drug development skills, make him uniquely qualified for this position at Trillium. We are delighted to have someone with his acumen join the management team at this critical juncture of initiating the clinical development of our lead program" commented Trillium's Chief Executive Officer, Dr. Niclas Stiernholm.

"Trillium's novel approach to blocking CD47 is exciting," said Dr. Sievers. "I'm particularly intrigued by the mechanism of action of SIRPaFc and compelled by the excellence of both the management team and the Board of Directors of this promising program. My commitment is to bring breakthrough technology to market to meaningfully improve and extend patients' lives."

About Trillium Therapeutics:

Trillium Therapeutics Inc. is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company has two premier preclinical programs, SIRPaFc and a CD200 monoclonal antibody (mAb), which target two key immunoregulatory pathways that tumor cells exploit to evade the host immune system. SIRPaFc is an antibody-like fusion protein that blocks the activity of CD47, a molecule that is upregulated on tumor cells in acute myeloid leukemia (AML) and numerous other malignancies. The CD200 mAb is a fully human monoclonal antibody that blocks the activity of CD200, an immunosuppressive molecule that is overexpressed by many hematopoietic and solid tumors.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:

This press release may contain forward-looking statements, which reflect Trillium's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company's ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com